

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2013

<u>Via E-Mail</u>
Edward Yihua Kang
Chief Executive Officer
Ever-Glory International Group, Inc.
509 Chengxin Road, Jiangning Development Zone
Nanjing, Jiangsu Province
Peoples Republic of China

      Re: Ever-Glory International Group, Inc.
             Item 4.02 Form 8-K
             Filed April 18, 2013
             File No. 001-34124

Dear Mr. Kang:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Blaise A. Rhodes

                                  Blaise A. Rhodes
                                  Staff Accountant
                                  Office of Beverages, Apparel and Mining